FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION
Corporate Taxpayer s Registry (CNPJ/MF) number 47.508.411/0001-56
Company Registration Number at the Commercial Registry (NIRE) 35.300.086.901

MINUTES OF THE MEETING HELD BY THE BOARD OF DIRECTORS ON OCTOBER 24 2010

1. DATE, TIME AND PLACE: On the 24 day of October, 2010, at 11 a.m, at the headquarters of Companhia Brasileira de Distribuição ( Company ), in the city Capital of the State of São Paulo, at Avenida Brigadeiro Luís Antonio, nº 3.142.

2. CALL NOTICE AND ATTENDANCE: Call notice duly served under Section 15 of the Company s Bylaws. The majority of the board members were present at the meeting.

3. MEETING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

4. AGENDA: (i) To approve the Management Proposal concerning: (1) the ratification of the execution, by the Company, of the First Amendment of the Association Agreement as defined below; (2) the authorization of the Company management to execute all of the agreements and acts deemed necessary to implement the Association as defined below; and (3) the approval of investments to be made by the Company in its subsidiaries; and (ii) To approve the incorporation, by Globex Utilidades S.A. ( Globex ), of the shares issued by Nova Casa Bahia S/A ( NCB ).

5. RESOLUTIONS: Beginning the works, the Directors examined the items on the Agenda and, by majority vote, abstaining Pedro Henrique Chermont de Miranda, resolved:

5.1. To approve the Management Proposal concerning:

(1) The ratification of the execution, by the Company, on July 1st, 2010, with Globex, Casa Bahia Comercial Ltda., Filisur Participações S.A., Samuel Klein, Michael Klein and Eva Lea Klein, of the First Amendment of the Association Agreement entered into on December 4, 2009 ( Association ) ( First Amendment of the Association Agreement ).

(2) The authorization of the Company management to execute all of the agreements and acts deemed necessary to implement the Association, so as to fully comply with its object, including, but not limited to (i) Industrial Property License Agreement between the Company and Globex; (ii) Industrial Property License Agreement between the Company and Pontofrio.com; and (iii) Purchase Assistance Agreement between the Company and Globex and PF.com.

(3) The approval of investments to be made by the Company in its subsidiaries, to wit:

(3.1) The issuing of forty-seven million, two hundred nineteen thousand nine hundred eighty-seven (47,219,987) new ordinary shares, which shall be subscribed by the Company in the amount of up to seven hundred fifty-five million, five hundred nineteen thousand eight hundred and two Brazilian Reals and six cents (R$ 755,519,802.06) and paid in as follows: (i) eighty-nine million, eight hundred twenty-six thousand Brazilian Reals (R$ 89,826,000.00) upon the granting of the assets and liabilities related to the durable-goods retail business of Extra-Eletro stores, which have been assessed by Magalhães Andrade S/S Auditores Independentes (Annex 1); and (ii) two hundred ninety million, one hundred forty-three thousand four hundred and five Brazilian Reals and fifty-nine cents (R$ 290,143,405.59) upon the granting of Certificates of Deposit issued by Bank of Brasil S.A. owned by the Company and three hundred seventy five million, five hundred fifty thousand three hundred and ninety-six Brazilian Reals and eighty-three cents (R$ 375,550,396.83) by means of credits held by the Company against companies controlled by the Company, pursuant to the accounting assessment report prepared by Magalhães Andrade S/S Auditores Independentes (Annex 2).

(3.2) Investment in PF.com in the amount of twenty-four million, eight hundred twenty thousand three hundred twenty-four Brazilian Reals and eleven cents (R$ 24,820,324.11), upon the granting of the assets and liabilities related to the e-commerce durable-goods retail business run by Extra.com, under the accounting assessment report prepared by Magalhães Andrade S/S Auditores Independentes (Annex 3).

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5.1.1. One has registered that the Fiscal Council issued a favorable opinion as to the reports herein submitted, and recommended them to be forwarded, together with the respective management proposal, to the shareholders for analysis at a Special Meeting of the Shareholders.

5.1.2. The matters assessed at this meeting are subject to approval by the shareholders of the Company and by the shareholders of Globex, wherefor the directors have decided to call a Special Meeting of the Company s Shareholders.

5.2. To approve the incorporation, by Globex, of the total amount of shares issued by NCB, under the Protocol and Justification of Incorporation of Shares executed on October 5, 2010 by the managements of both Globex and NCB (Annex 4) and the consequent increase of the company capital of Globex in the amount of one billion, four hundred sixty-eight million and nine hundred thousand Brazilian Reals (R$ 1,468,900,000.00), through the issuing of one hundred fifty-one million, six hundred sixty-three thousand two hundred fifty-nine (151,663,259) new common shares. The substitution ratio between the shares issued by the Company and the NCB shares was stipulated pursuant to the financial-economic assessment report prepared by PricewaterhouseCoopers Corporate Finance & Recovery Ltda. (Annex 5).

ADJOURNMENT: With nothing further to come before the board, the works were adjourned for these minutes to be drafted and which, upon being read and approved, were signed by all present. São Paulo, October 24, 2010. Meeting Board: Abilio dos Santos Diniz, Chairman; Renata Catelan P. Rodrigues, Secretary; Directors present at the meeting: Abilio dos Santos Diniz, Ana

Maria Falleiros dos Santos Diniz D Ávila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d Estaing, Jean Louis Bourgier, Fábio Schvartsman, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira, Cândido Botelho Bracher, Arnaud Strasser e Ulisses Kameyama.

This is a true copy of its original.

Renata Catelan P. Rodrigues
Secretary

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 4, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.